
April 8, 2025

Umesh Singh
Chief Executive Officer
Givbux, Inc.
2751 W Coast Hwy, Suite 200
Newport Beach, CA 92663

> **Re: Givbux, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 28, 2024**
> **File No. 000-52142**

Dear Umesh Singh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: John E. Dolkart, Jr.